UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER S
ECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52094

EASYLINK SOLUTIONS, CORP.
(Exact name of registrant as specified in its charter)

FKA AlgoDyne Ethanol Energy Corp

Rm 907, Silvercord Tower 2

30 Canton Rd. Tsim Sha Tsui, KLN (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [X]

Rule 12h-3(b)(1)(i) [X]

Rule 12g-4(a)(2) [_]

Rule 12h-3(b)(1)(ii) [_]

Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date: 100

NOTE – This Amended Form 15 is filed to clarify that the date by which the Corporation has relieved itself of its obligatory filing obligations is as of February 28th, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, Enable IPC Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15th, 2019	By: /s/ Asaf Azulay
Asaf Azulay
Director